RECEIVED
2005 OCT 17 P 12:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States

05011701

SUPPL

Randers, 5 October 2005

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find enclosed information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 31/2005 of 4 October 2005
  "Vestas receives large order for V80-1.8 MW wind turbines for 2006 delivery in the USA"

- Stock exchange announcement No. 32/2005 of 5 October 2005
  "Vestas purchases certain assets from supplier of advanced generators"

If you have any question please do not hesitate to contact Ms. Annette Munk Rasmussen, Vice President, Communication, IR & Secretariat (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S

Pia Guldbæk Brøns
Secretary, Executive Management Secretariat

PROCESSED
OCT 19 2005
THOMSON FINANCIAL

dlw 10/18

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 4 October 2005
Stock exchange announcement No. 31/2005

Vestas receives large order for V80-1.8 MW wind turbines for 2006 delivery in the USA

The Vestas Group has received an order for 127 units of the V80-1.8 MW wind turbine for a project located in Washington State's Kittitas County.

Vestas will supply, install and commission the wind turbines for the Wild Horse wind facility, as well as provide warranty, maintenance and service support for a five-year period. Shipment of the 228 MW wind power plant will begin in May 2006, with the commissioning date set for the end of 2006.

The Wild Horse project will be owned in full by Puget Sound Energy, Inc, the utility subsidiary of Puget Energy, Inc (NYSE: PSD). The project was developed by Horizon Wind Energy LLC (formerly Zilkha Renewable Energy), a long-time Vestas customer, and has been acquired by Puget Sound Energy, another repeat owner of Vestas wind turbine technology. Puget Sound Energy is headquartered in Bellevue, Washington, while Horizon Wind Energy is located in Houston, Texas.

Puget Sound Energy owns 1,868 MW of generating capacity and the purchase of the Wild Horse wind facility adds another 228 MW of wind energy capacity to the initial purchase of the 150 MW Hopkins Ridge project currently under construction.

"*We are very pleased to be awarded another large project in the USA. The Vestas organisation has worked diligently in the preparation of this project together with the Puget Sound Energy organisation and the project meets the requirements and expectations that we set out in the "Will to Win" strategy,*" says Ditlev Engel, President and CEO of Vestas Wind Systems A/S and concludes: "*We believe that wind power plants continue to be an attractive energy choice for utilities and the US market remains attractive to Vestas.*"

The above order does not affect the Vestas Group's expectations for 2005, cf. Stock exchange announcement No. 28/2005 of 25 August 2005.

Any questions may be addressed to the Executive Management or IR Manager Michael Nielsen at Vestas Wind Systems A/S, phone +45 97 30 00 00.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 5 October 2005
Stock exchange announcement No. 32/2005

Vestas purchases certain assets from supplier of advanced generators

In Stock exchange announcement No. 24/2005 of 18 July 2005, Vestas informed that the Group evaluated a possible interest in taking over certain assets from Weier Electric GmbH ("Weier"). Weier has for more than ten years been a supplier of high quality advanced generators for Vestas' wind turbines.

Vestas has now completed a deal regarding taking over of certain assets from Weier. These assets are related to generators and other components for Vestas' wind turbines. The takeover implies that Vestas will be able to offer employment with the Vestas Group to approximately 100 of the former Weier-employees.

The taking over of activities from Weier is, however, conditioned upon a few technical issues which are expected to be clarified within a very short time. The parties have agreed not to disclose the value of the transaction, however, the transaction does not affect the Vestas Group's expected level of investments for 2005, cf. Stock exchange announcement No. 18/2005 of 25 August 2005.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, phone +45 97 30 00 00.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO